October 2, 2008

Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Gentlemen:

We have received your letter of September 19, 2008 wherein you have provided to us your comments and questions related to:

Magellan Midstream Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008; and

Form 10-Q for the Quarterly Period Ended June 30, 2008

Filed August 5, 2008

File No. 1-16335

The purpose of this correspondence is to provide our responses to the comments and questions related to the above-noted filings. Before we get into our detailed response we make the following acknowledgments:

•	We recognize that Magellan Midstream Partners, L.P. (the “Partnership”) is responsible for the adequacy and accuracy of the disclosures in our filings;

•

We recognize that staff comments or changes to disclosures in response to staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to our filings; and

•

We recognize that the Partnership may not assert staff comments as a defense in any proceedings initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

For ease of reference, we have repeated your questions / comments in our response.

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

October 2, 2008

Form 10-K for the Fiscal Year Ended December 31, 2007

Introduction, page 34

1.	Tell us and disclose what factors influenced the decision to transfer the two inland terminals in the Dallas, Texas area from petroleum products terminals to the petroleum products pipeline system.

Response: The decision to transfer two inland terminals in the Dallas area from our petroleum products terminals to the petroleum products pipeline system was made in order to optimize and make more seamless our service offering to our customers with the end goal of increasing revenues through both the petroleum products pipeline system and the petroleum products terminals. Prior to the transfer, in order for customers to do business at our Dallas facilities, our customers had to work with two Magellan entities. Additionally, we had two distinct marketing efforts, one for the pipeline transportation to Dallas, Texas and the other for terminalling services (which may or may not have included using our petroleum pipeline system). Management believed that combining the assets under one commercial group would optimize our marketing efforts and increase throughput for both our pipeline to Dallas and Dallas terminal facilities. We will disclose this additional information in our Annual Report on Form10-K for the year ending December 31, 2008.

Unrecognized Product Gains, page 48

2.	We note your petroleum products terminal operations generate product overages and shortages. (a) Tell us and disclose in more detail how these product overages and shortages are generated. (b) We also note your net overages are recognized in your financial statements when the barrels are either sold or used to offset product losses. Tell us and disclose your contractual and accounting basis for recognizing this excess product as a sale or as an offset against product losses.

Response to Part (a) - Tell us and disclose in more detail how these product overages and shortages are generated.

Overages and shortages at our petroleum products terminals result from (i) metering inaccuracies, (ii) product evaporation or expansion and (iii) product spills and product contamination.

To illustrate how overages and shortages result from metering inaccuracies, consider the following:

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Most of our customers receive product into our terminalling facilities via third-party pipelines. Our contracts with customers state that the product custody transfer measurement is based on the third-party pipeline company’s meter regardless of the

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

October 2, 2008

actual amount received which may be higher or lower than the metered amounts. For example, if a third-party pipeline meters a delivery of 5,000 barrels of product to our facility on behalf of Customer A and if the actual amount of the delivery is only 4,995 barrels of product, we would experience a loss of 5 barrels since we would credit Customer A’s inventory balance with the full 5,000 barrels. Conversely, if the actual delivery was 5,005 barrels, we would experience a gain of 5 barrels of product.

•

Most of our customers take product from our terminalling facilities via tanker trucks. Our contracts with these customers state that the custody transfer measurement is the meter at our truck rack. If our custody transfer meter is not completely accurate, we experience product gains and losses when we meter product into our customers’ tanker trucks.

Product losses also occur as a result of the evaporation of product from our tanks and if product is mishandled and spilled. Product contamination occurs when different grades or different types of petroleum products are inadvertently commingled. Certain weather conditions and other anomalies can result in product expansion, which create product gains. We bear the risk of loss (or gains) from all of the above-noted conditions. We will include additional disclosure to clarify how product shortages and overages occur in our Annual Report on Form 10-K for the year ending December 31, 2008.

Response to Part (b) - We also note your net overages are recognized in your financial statements when the barrels are either sold or used to offset product losses. Tell us and disclose your contractual and accounting basis for recognizing this excess product as a sale or as an offset against product losses.

The contracts that we have with our customers include provisions which clearly specify that we bear the risk of loss or benefit from any gain resulting from product measurement inaccuracies into and out of our terminalling facilities. This is our basis for recognizing the product gains as sales or as offsets against product losses. We will include additional disclosure to clarify this point in our Annual Report on Form 10-K for the year ending December 31, 2008.

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

October 2, 2008

Critical Accounting Estimates, page 48

3.	We note the critical assumptions, use of management’s judgment and estimates disclosed in Note 2 of your financial statements in regard to Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets. Please consider revising your Critical Accounting Estimates in future filings to disclose the use of these estimates in your financial reporting.

Response: In future filings we will include in our Critical Accounting Estimates the use of management estimates relative to Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets.

Consolidated Statements of Cash Flows, page 62

4.	Please describe the nature of the amounts recorded as “equity method incentive compensation expense” on your consolidated statements of cash flows.

Response: Please refer to the first bullet in our response to Comment 8 below.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 70

5.	We note you recognize petroleum pipeline and ammonia transportation revenues when shipments are complete. Tell us and disclose more specifically what event occurs to consider a shipment complete.

Response: Shipments are complete when our customers take possession of their products out of our systems through tanker truck, rail car or third-party pipeline. We will include this clarifying language in our future filings.

Deferred Transportation Revenues and Costs, page 70

6.	(a) We note you defer certain invoiced amounts associated with in-transit products as deferred liabilities. Please tell us if these amounts are classified as “other deferred liabilities” or “deferred revenue” on the consolidated balance sheet. (b) If these amounts do not constitute the entire balance recognized as other deferred liabilities, please tell us the nature of the remaining amounts recorded as other deferred liabilities as of December 31, 2007 and 2006.

Response to Part (a) - We note you defer certain invoiced amounts associated with in-transit products as deferred liabilities. Please tell us if these amounts are classified as “other deferred liabilities” or “deferred revenue” on the consolidated balance sheet.

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

October 2, 2008

The amounts we have invoiced our customers for transportation services that have not yet been delivered (in-transit products) are classified as deferred revenue on our consolidated balance sheets.

Response to Part (b) - If these amounts do not constitute the entire balance recognized as other deferred liabilities, please tell us the nature of the remaining amounts recorded as other deferred liabilities as of December 31, 2007 and 2006.

The makeup of other deferred liabilities as of December 31, 2007 and 2006 was as follows:

	December 31,
Description of Liability	2007	2006
Product supply liability (a)	$24,348	$26,911
Supply agreement deposit (b)	18,500	13,500
Deferred capacity lease revenues – noncurrent portion	1,848	2,165
Ad valorem taxes payable – noncurrent portion	1,350	1,800
Asset retirement obligations	1,305	1,215
Obligations under consent decrees	—	1,228
Financial derivative obligations	—	1,218
Other	1,578	908

Total	$48,929	$48,945

(a)	In October 2004, in conjunction with the acquisition of certain pipeline assets, we agreed to assume from the seller a long-term third-party supply agreement. The terms of that supply agreement were at below-market rates on average over the life of the contract and we recognized a liability for the estimated fair value of the agreement. The amounts above represent the long-term unamortized portion of this liability.
(b)	The supply agreement discussed in (a) above required our customer to put up a deposit in the event of their non-compliance with the terms of agreement. The amount of the deposit was periodically adjusted based on certain market factors.

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

October 2, 2008

Variable-Rate Terminalling Agreements, page 70

7.	We understand that you are a party to certain long-term agreements that provide for fees charged to customers for storage services provided on a discount basis and terminalling activities provided on a variable rate based on a percentage of the customers’ net profits. Your disclosure states storage rental and throughput fees are recognized as services are provided; however, revenues from terminalling fees are not recognized until the end of the contract term. To assist in our understanding of your accounting, please provide us with further detail as to the terms of these contracts, such as but not limited to the contracts’ duration and variable fee structure. In your response, please specifically address the contract terms that do not allow you to estimate or determine revenues earned for terminalling activities until the end of the contract term. In addition, tell us how you consider separating the storage rentals and terminalling activities as separate units of accounting and recognized over the contract term under the guidance of EITF 00-21 and SAB 104.

Response: To clarify – our long-term agreements do not provide for a discounted storage rate fee and terminalling activities on a variable rate basis. Rather, our variable-rate agreements provided for terminalling and storage fees at specific rates, which were deeply discounted to market rates. In addition to those discounted terminalling and storage revenues, we would receive variable storage fees equal to half of the cumulative profits (in excess of a certain threshold) from our customer’s trading activities. Based on these facts and circumstances, we do not believe the guidance under EITF 00-21 is applicable to accounting for the variable storage fee revenues under these agreements.

In January 2005 we entered into our first variable-rate terminalling agreement. The duration of this agreement was January 1, 2005 through January 31, 2006. The terms of this agreement stated that we would provide our customer terminalling and throughput services for a specific tank at our terminalling facility at Galena Park, Texas at specified rates, which were deeply discounted from normal market rates. These contractually-specified rates were the basis for what we recognized as storage and throughput revenues each accounting period during the duration of this contract. In addition to the discounted terminalling and storage fees, the terms of the agreement provided that we would receive storage revenues equal to half of any cumulative profits, above a certain dollar threshold, that our customer earned through trading petroleum products around our tank at Galena Park during the duration of the contract; however, we were under no obligation to share in any losses sustained by our customer. As a result, the cumulative amounts of trading profits or losses realized by our customer could not be determined until the end of the contractual terms, i.e. losses sustained in the final month of the agreement could more than offset all profits earned during the first twelve months of the agreement, in which case we would have recognized no revenues under the variable-rate component of this agreement. When this first variable-rate agreement expired in January 2006, our share of the profits from our customer’s trading activities was $6.4 million, which we recognized as storage revenues for that period. Our decision to defer recognizing these variable-rate

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

October 2, 2008

fees until the end of the contract term was in accordance with the provisions of EITF No. D-96, Accounting for Management Fees Based on a Formula.

We have subsequently entered into several more of these types of agreements at both our Galena Park and East Houston, Texas facilities with terms substantially similar to those described above. Two separate contracts expired on December 31, 2006 and 2007 and we recognized revenues of $3.0 million and $2.8 million, respectively, on these agreements. Another contract expired during 2007; however, our customer sustained trading losses during the term of that agreement and we recognized no revenues under the variable-rate portion of that agreement.

Note 15. Long-Term Incentive Plan, page 92

8.	We note the awards granted in 2006 and 2007 (except for the unit awards granted in March 2007) are separated and accounted for as 80% of the total award classified as equity and 20% of the award classified as liabilities. It is unclear why you have allocated each unit award grant into separate classifications under SFAS No. 123(R). For example, we note the 20% of award grants are based on personal performance, which in itself does not prohibit classifying and accounting for such award as equity. In addition, it is unclear what provisions in SFAS No. 123(R) allow for the separation of individual units award grants into equity and liability classification. Please provide us with sufficient detail regarding the terms of the unit award grants made in 2006 and 2007 and the provisions of SFAS No. 123(R) that you relied on in determining how to account for these unit awards.

Response: Under our long-term incentive plan (Described in Note 15 on page 92 of our Annual Report on Form 10-K for the year ended December 31, 2007), certain employees have been granted long-term incentive awards. The annual grants issued by the Compensation Committee of Magellan GP, LLC, our general partner (the “Compensation Committee”), are, in effect, two separate grants – one being a fixed payout grant and the other a variable-payout grant.

The payout calculation for the long-term incentive awards is a two-step process. Step one involves measuring the Partnership’s performance versus pre-established financial metrics and adjusting the participant’s initial grant award by 0% to 200% depending on the Partnership’s financial performance (resulting in the Adjusted Grant Award). Step two allows the Compensation Committee to increase or decrease the Adjusted Grant Award by up to 20% depending on the participant’s personal performance, with the participant’s personal performance subjectively determined by the Compensation Committee. Therefore, a participant has mathematical certainty related to 80% of their initial grant award given that the Compensation Committee only has discretion to reduce the initial grant award by a maximum of 20%. As a

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

October 2, 2008

result, we account for 80% of the initial award as a fixed-payout grant and 20% as a variable-payout grant.

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The payout calculation for 80% of the awards is based solely on the attainment of the financial metrics established by the Compensation Committee. We account for this component of the award grants as equity under Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment. The expense we recognize associated with this portion of the award grant is the adjustment on our cash flow statements with the caption “Equity method incentive compensation expense”.

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The payouts of the remaining 20% of the awards are based upon the individual participant’s personal performance, which is subjectively determined by the Compensation Committee. Because the Compensation Committee retains discretion in the ultimate payout for this component of the award, there is no mutual understanding of the terms of the award; therefore, the measurement date for the award is not determined until the end of the vesting period. As such, these awards were accounted for as liabilities. As provided for under paragraph A83 of SFAS No. 123(R), the associated expense was recorded over the vesting period of the awards, since there was no substantive service requirement between the end of the vesting period and the date the final payout of the awards were determined by the Compensation Committee. Historically, payouts under the discretionary element of the plan have generally followed the payout calculated using the financial metrics, meaning that if the Partnership’s financial results indicate a 200% payout versus the financial metric, then both the 80% awards referred to above and the 20% discretionary awards referred to in this paragraph are paid out at 200%. However, the Compensation Committee has no obligation to make any payout relative to this 20% discretionary component of the award and they have historically made individual adjustments based on a participant’s performance, which as previously mentioned is not objectively determined. The expense we recognize associated with this portion of the award grant is included in our cash flow statements under the caption “Other current and non-current assets and liabilities”.

9.	On a similar note, you have disclosed on page 71 that certain unit award grants are subject to personal and other performance components which could increase or decrease the number of units to be paid out by 20%. (a) Tell us how you have accounted for this additional provision to your incentive compensation awards. (b) Tell us if this 20% increase or decrease is the same 20% classified as a liability, as discussed above.

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

October 2, 2008

Response to Part (a) - Tell us how you have accounted for this additional provision to your incentive compensation awards.

This is not an additional provision of the award. To describe how the payout for the 20% award component of our long-term plan is determined, consider the following illustration:

To illustrate how the payouts under our long-term incentive plan would be determined, assume the following: (i) a participant is granted 1,000 units and (ii) at the end of the vesting period, the attainment of the Partnership’s financial metric resulted in a 200% stretch payout.

As described on Page 71 of our 10-K, the participant would be eligible to receive 2,000 units (1,000 originally granted units x 200% stretch payout); however, 400 (20%) of the units can either be added to or taken away from the participant’s award payout, at the discretion of the Compensation Committee. The result is that the participant has a guaranteed award payout of 1,600 units (2,000 units – 400 units) and a discretionary award payout ranging from 0 units to 800 units based on the Compensation Committee’s subjective view of personal performance.

As described in Footnote 15 of our 10-K, 80% of the awards are considered non-discretionary and subject solely to the financial metric while the remaining 20% are subject to discretion of the Compensation Committee. Therefore, using the facts set forth above, the 80% element of the award results in 1,600 units being paid out (1,000 units x 200% x 80%). The 20% element of the awards can range from 0 units to 800 units (or 0% to 200%) depending on the Compensation Committee’s view of personal performance (1,000 units x 200% x 20% x (0-200%)).

The cases where the Compensation Committee has made adjustments to the 20% component of an individual’s award grant have been rare. As a result, when developing our estimates for recognizing compensation expense, we have always assumed the payout for the 20% component of the award would follow the payout assumptions for the 80% component of the awards. In the cases where the Compensation Committee did make an adjustment to the 20% component of the award grants, we recognized additional compensation expense for the additional awards granted for the period in which the Compensation Committee made the adjustment.

Therefore, we believe that, given the structure of our long-term incentive plan, we have appropriately applied the provisions of SFAS No. 123(R).

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

October 2, 2008

Response to Part (b) - Tell us if this 20% increase or decrease is the same 20% classified as a liability, as discussed above.

The 20% is not an additional provision of the Partnership’s incentive compensation award. Rather, it is another way of describing the discretionary element to the incentive compensation calculation. We will add language to our future filings to make this clearer.

I trust the responses discussed above adequately address your questions and concerns. If you have follow-up questions, please feel free to call me direct at (918) 574-7004.

Sincerely,

/s/ John D. Chandler

John D. Chandler,

Chief Financial Officer

Magellan Midstream Partners, L.P.